UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at July 10, 2008

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: July 18, 2008

* Print the name and title of the signing officer under his signature

  Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ BOARD CHANGES

July 10, 2008, Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) announces that Philip Kotze and Iemrahn Hassen have been appointed as executive directors and Anu Dhir as an independent director of the Company. In addition, Tumelo Motsisi has been appointed executive Deputy Chairman of the Board.
Philip Kotze is a mining engineer with over 26 years of operational and executive experience in the mining industry in South Africa. Mr. Kotze was appointed President and CEO of the Company as of July 1, 2008.

Iemrahn Hassen has 33 years of experience in the service, manufacturing and mining sectors. Mr. Hassen is a Chartered Accountant who joined Anooraq as Chief Financial Officer in June 2007.

Anu Dhir holds a Bachelor of Arts degree from the University of Toronto and a Juris Doctor (professional graduate law degree) from Quinnipiac University in Hamden, Connecticut. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors. Ms. Dhir is currently the Vice President, Corporate Development of Katanga Mining Limited. Prior to joining Katanga, she held various strategy and business development positions.  She has also assisted in financing and leading private companies into public markets, and will bring additional depth and experience to the Board.

Tumelo Motsisi, LLB, MBA, is a prominent South African business executive with more than ten years experience in the financial services, mining and energy sectors, and is a member and director of several South African companies. He has been an executive director of Anooraq since 2004.

For and on behalf of the Board
Robert A. Dickinson
Co-Chairman and Director

For further information, please visit our website www.anooraqresources.com or contact:

Anooraq (South Africa)                             +27 11 883 0831
Joel Kesler, Head of Business Development

Anooraq (North America)
Investor Relations                                      +1 604 684 6365
Toll free                                                    +1 800 667 2114

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The American Stock Exchange has neither approved nor disapproved the contents of this press release.